# SEC Schedule 13G/A (Amendment No. 20) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aegon Ltd, CIK 0000769218
CUSIP: 0076CA104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Schiphol Boulevard 223, Schiphol, Netherlands (P7), 1118 BH
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000950170-25-108080
Filed by CIK 0000200217

## Reporting persons
- Dodge & Cox: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 89,995,507; shared voting power 0; sole dispositive power 93,469,947; shared dispositive power 0; aggregate amount beneficially owned 93,469,947 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Aegon Ltd
Address of issuer's principal executive offices: World Trade Center Schiphol, Schiphol Boulevard 223, 1118 BH Schiphol, The Netherlands

## Item 2. Person Filing
Name of person filing: Dodge & Cox
Address of principal business office or, if none, residence: 555 California Street, 40th Floor, San Francisco, California 94104
Citizenship: California, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 93,469,947 (22,947,116 Common Shares and 70,522,831 New York Registry Shares)
Percent of class: 5.9
Sole power to vote or to direct the vote: 89,995,507 (22,947,116 Common Shares and 67,048,391 New York Registry Shares)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 93,469,947 (22,947,116 Common Shares and 70,522,831 New York Registry Shares)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The clients of Dodge & Cox, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, Aegon Ltd.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dodge & Cox: /S/ Katherine M. Primas, Chief Compliance Officer (02/13/2026)